APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

September 25, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Science

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Aptorum Group Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed September 24, 2020
File No. 333-248743

Dear Sir and Madam:

Aptorum Group Limited (the “Company,” “Aptorum,” “we,” “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 25, 2020 regarding Pre-Effective Amendment No. 1 to our Registration Statement on Form F-1 (the “Registration Statement”) previously submitted on September 24, 2020 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Form F-1.

Amendment No. 1 to Registration Statement on Form F-1, Filed September 24, 2020

Cover Page

1. We note your response to our prior comment number 1. As required by Item 501(b)(8)(iii) of Regulation S-K, please revise the cover page of the prospectus to expressly provide the date that the offering will end.

Response: In response to the Staff’s comment, we noted on the cover page that we expect to close the offering on September 29, 2020, but the offering will be terminated by October 10, 2020, provided that the closing of the offering has not occurred by such date, and may not be extended.

2. We note your revised discloser in response to prior comment 1 that you do not have an arrangement to place the proceeds from this offering in an escrow, trust or similar account, and that the funds will be immediately available to you and not refunded. Please further expand on your disclosure by explaining the significant risks to investors that arise from not having such arrangements in place.

Response: In response to the Staff’s comment, we added the following language to the cover page and the risk factors, as noted below:

Cover Page:

“Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue the business goals outlined in this prospectus. In addition, because there is no escrow account and no minimum offering amount in this offering, investors could be in a position where they have invested in our company, but we are unable to fulfill our objectives due to a lack of interest in this offering. Also, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See “Risk Factors” for more information. We expect to close the offering on September 29, 2020 but the offering will be terminated by October 10, 2020, provided that the closing of the offering has not occurred by such date, and may not be extended.”

Risk Factors:

“Because there is no minimum required for the offering to close, investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue the business goals outlined in this prospectus.

We have not specified a minimum offering amount nor have or will we establish an escrow account in connection with this offering. Because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill our objectives due to a lack of interest in this offering. Further, because there is no escrow account in operation and no minimum investment amount, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. Investor funds will not be returned under any circumstances whether during or after the offering.”

We thank the Staff for your review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at (917) 512-0827.

/s/ Ian Huen
Ian Huen CEO

cc:	Louis Taubman

Hunter Taubman Fischer & Li LLC